Exhibit 4.1

AMENDMENT TO WARRANT AND PUT OPTION AGREEMENT

This AMENDMENT (the “Amendment”) to the WARRANT AND PUT OPTION AGREEMENT (the “Agreement”) originally dated as of November 30, 2006, by and between Gian Luigi Buitoni. (the “Lead Investor”) and Xenomics, Inc. (the “Company”) is dated as of August 29, 2007.

WITNESSETH:

WHEREAS, on November 30, 2006, the Lead Investor and the Company entered into the Agreement; and

WHEREAS, the parties now desire to amend Section 1 of such Agreement in order to extend certain dates for financing to occur and the expiration date;

NOW, THEREFORE, in consideration of and for the mutual promises and covenants contained herein, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Agreement is hereby amended as follows:

1.                                        Section 1 of the Agreement is hereby replaced in its entirety with the following:

“Grant.  The Holder (as defined in Section 3 below) is hereby granted the right to purchase, at any time from November 30, 2006 until 5:30 p.m., New York time, to June 30, 2008 (the “Expiration Date”), up to 2,727,272 Units, at an initial purchase price (subject to adjustment as provided in Section 8 hereof) of $0.55 per Unit (the “Exercise Price”), subject to the terms and conditions of this Agreement; provided, on or prior to the time of exercise, the Company shall have received an aggregate of $5.0 million of financing in addition to financing pursuant to the SPA (the “Financing Condition”).  For the purposes of determining whether the Financing Condition has been fulfilled, the gross proceeds of the sale of securities for cash consideration shall be included, without deduction for commission or expenses of such sales and the date such proceeds are received by the Company or deposited in escrow shall be considered the date of completion, provided definitive documentation is executed as accepted by the purchasers of such securities on or before March 5, 2008.  The proceeds of securities sold pursuant to the exercise of the Put Rights set forth in Section 3(b) of this Agreement on or  before February 29, 2008 shall be included in the determination of whether the Financing Condition has been fulfilled and those sold thereafter shall be excluded.  If the Company shall not have attained the financing condition on or before February 29, 2008, the Lead Investor’s Warrants shall terminate and be of no further force or effect and thereafter February 29, 2008 shall be deemed the Expiration Date.  The securities issuable upon exercise of the Lead Investor’s Warrant are sometimes referred to herein as the “Lead Investor’s Securities.”  “

2.                                       (A)                              This Amendment shall be construed and interpreted in accordance with the laws of the State of New York without giving effect to the conflict of laws rules thereof or the actual domiciles of the parties.

(B)                                Except as amended hereby, the terms and provisions of the Agreement shall remain in full force and effect, and the Agreement is in all respects ratified and confirmed. On and after the date of this Amendment, each reference in the Agreement to the “Agreement”, “hereinafter”, “herein”, “hereinafter”, “hereunder”, “hereof”, or words of like import shall mean and be a reference to the Agreement as amended by this Amendment.

(C)                                This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute a single Amendment.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first stated above.

LEAD INVESTOR

By:	/s/ Gianluigi Longinotti-Buitoni
Gianluigi Longinotti-Buitoni

XENOMICS, INC.

By:	/s/ Gianluigi Longinotti-Buitoni
Name: Gianluigi Longinotti-Buitoni
Title: Executive Chairman